Exhibit 99.2

Uxin Entered into Strategic Partnership to Build Major Used Car Inspection and Reconditioning Plant in Hefei, China

Uxin Limited (“Uxin”) and Changfeng County Government of Hefei City have recently entered into a strategic partnership to jointly invest in and build a used car inspection and reconditioning plant. With a total investment of up to RMB2.5 billion, the plant is expected to have an annual production capacity of 60,000 to 100,000 vehicles once it is in operation in the next few years. This production capacity is expected to provide Uxin with a stable and large supply of high quality used vehicles in the coming years.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading nationwide online used car dealer in China. With its offerings of high-quality used cars and best-in-class purchasing services, Uxin’s mission is to enable people to buy the car of their choice online. Uxin’s one-stop online shopping mall provides consumers with a nationwide selection of value-for-money used cars, various value-added products and services as well as comprehensive aftersales services. Its online sales consultants offer professional consulting to facilitate a convenient and efficient car purchase for consumers in a timely fashion. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfers between different cities across China so as to fulfill these online transactions.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Uxin’s filings with the United States Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Uxin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.